RISK FACTORS

Substantial Leverage and History of Losses. Key, as the surviving company, will be highly leveraged due to the substantial indebtedness Key and WellTech have incurred over time primarily to finance acquisitions and capital expenditures, expand operations and, in the case of WellTech, finance operating losses. As of September 30, 1995, Key's aggregate debt was approximately $16 million. After giving effect to the Merger and the New Indebtedness, as of September 30, 1995, Key's aggregate debt on a pro forma basis would have been approximately $36 million. Key may incur additional indebtedness to make investments, acquisitions and capital expenditures in the future. (See "Management's Discussion and Analysis of Results of Operations and Financial Condition of Key--Liquidity and Capital Resources".) Key anticipates that it will continue to have substantial indebtedness for the foreseeable future.

WellTech has had operating losses in each of the five years ended December 31, 1994 but had operating income for the nine months ended September 30, 1995. WellTech has also been in violation of certain restrictive covenants in its loan agreement with its principal lender which has necessitated obtaining waivers from that lender. There can be no assurance that WellTech will not have operating losses for the year ended December 31, 1995 or, if the Merger is consummated, that the operations of Key subsequent to the Merger will not be adversely affected by the same factors that contributed to WellTech's operating losses. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations of WellTech".)

In recent years, cash generated from Key's operating activities in conjunction with borrowings and proceeds from private equity issuances has been sufficient to meet its debt service and acquisition, investment and capital expenditure requirements. Key believes that cash generated from operating activities, together with borrowing from existing and future credit facilities and proceeds from future equity issuances, will be sufficient to meet its future debt service requirements and to make anticipated acquisitions, investments and capital expenditures. However, there can be no assurance in this regard or that the terms available for such financing would be favorable to Key or that any such future equity issuance would be at a price per share equal to or greater than the current market price. Any such future equity financing would dilute the interests of current stockholders of Key. (See "Management's Discussion and Analysis of Results of Operations and Financial Condition of Key--Liquidity and Capital Resources".)

Cross-Guaranty and Cross-Collateralization of the New Indebtedness. Key has guaranteed WellTech's obligations under the New Indebtedness and has pledged its assets to secure such WellTech obligations and WellTech has guaranteed Key's obligations under the New Indebtedness and has pledged its assets to secure such Key obligations. The obligations of Key and WellTech under the New Indebtedness are also cross defaulted. Accordingly, a default under the New Indebtedness by WellTech or Key could jeopardize the assets of the other party even if such other party were not itself in default. If the Merger is not consummated on or before April 30, 1996, the New Indebtedness will be in default unless WellTech refinances its obligations on or before July 31, 1996 and Key continues to operate WellTech under the Interim Operations Agreement until such refinancing. There can be no assurance, particularly in light of WellTech's operating history, that it will be able to refinance its obligations in the event the Merger is not consummated. In such event, the lender could foreclose on substantially all of Key's as well as WellTech's properties and assets.

Potential Obstacles to Integration of WellTech. The success of Key following the Merger will be dependent partially upon Key's ability to integrate the current management and operations of WellTech into its ongoing management and operations. Obstacles to such integration may arise and some of those obstacles could adversely affect Key's ongoing operations and performance. There can be no assurance that Key will be able effectively to integrate its management and operations with those of WellTech or that administrative and operational efficiencies resulting from the Merger can be attained.

Customer Response to the Transactions. Management of Key believes that following the Merger Key will be able to provide its customers with a broader array of products and an increased ability to service customer needs. However, there can be no assurance that the current Key and WellTech customers will respond favorable to the Merger. An unfavorable customer response to the Merger could have an adverse effect upon the ongoing operations of Key.

Shares Eligible for Future Sale. Upon the consummation of the Merger, giving effect to the Key Charter Amendment, there will be 10,413,510 shares of Key Common Stock outstanding. Of such shares, the 4,929,962 shares of Key Common Stack and New Key Warrants to purchase an additional 750,000 shares of Key Common Stock issued to WellTech stockholders pursuant to the Merger will be freely tradeable without restriction or registration under the Securities Act, including the shares and New Key Warrants to be issued to certain stockholders of WellTech, who will have the benefit of an effective registration statement under the Securities Act. Stockholders should be aware and one group of four affiliated entities will hold approximately 38.2% of the Key Common Stock outstanding after the Merger. All but 155,000 of the remaining shares of Key Common Stock currently outstanding are freely tradeable, although sales of shares held by "affiliates" of Key are subject to volume and other limitations imposed by Rule 144 under the Securities Act.

No predictions can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price for the Key Common Stock prevailing from time to time. Sales of substantial amounts of Key Common Stock in the public market could adversely affect the market price of the Key Common Stock.

Possible Volatility of Stock Price. The Key Common Stock is traded on the American Stock Exchange. The closing price of the Key Common Stock on August 30, 1995, immediately prior to the announcement of the Merger was 4-15/16, and on January 17, 1996 was 6-1/8. (See "Price Range of Key Common Stock" for additional information with respect to the prices of the Key Common Stock in earlier years.) The New Key Warrants are a new issue and there exists no trading market for them. The volume of transactions in the Key Common Stock has varied from time to time although it has, for the most part been limited. In addition, the stock market in recent years has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of a specific company. These fluctuations could adversely affect the market price of the Key Common Stock and the New Key Warrants. (See "Proposals to be Voted upon at the Key Special Meeting--Item 1:
The Merger--Certain Covenants --Registrations Rights.")

No Intention to Pay Dividends. Key has no intention to pay cash dividends on the Key Common Stock in the foreseeable future. In addition, under the terms of the New Indebtedness, Key is prohibited from paying cash dividends on its Common Stock. (See
"Business and Properties of Key--Recent Developments--New
Indebtedness" for a discussion of such restrictions.)

Regulation and Competition in the Well Servicing Industry. The oil field service operations, oil and gas production activities and oil and natural gas drilling are subject to various local, state and federal laws and regulations intended, among other things, to protect the environment. Both Key and WellTech compete with many national and local independent companies, many of which have financial and other resources greatly in excess of those available to Key, WellTech or the surviving entity.

International Investments. WellTech has made investments in foreign countries (Russia and Argentina) and Key may continue to make additional investments in these and other foreign countries and in companies located or with significant operations outside the United States. (See "Business and Properties of WellTech--Foreign Operations.") Such investments are subject to risks and uncertainties relating to the indigenous political, social and economic structures of those countries. Risks specifically related to investments in foreign companies may include risks of fluctuations in currency valuation, expropriation, confiscatory taxation and nationalization, currency conversion restrictions, increased regulation and approval requirements and governmental policies limiting returns to foreign investors. In that connection, stockholders should be aware the WellTech's contract in Russia was not renewed upon its expiration in November, 1995.

Anti-Takeover Effect of Certain Provisions of Key's Articles and By-Laws. Certain provisions of the Key Articles and the Key By-Laws could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding capital stock of Key and could make it more difficult to consummate certain types of transactions involving an actual or potential change in control of Key, such as a merger, tender offer or proxy contest. The most significant of these is the ability of the Board of Directors to issue, without stockholder approval, preferred stock containing class voting rights provided, however that the Board of Directors may not classify or reclassify shares to create any class of stock which (i) has more than one vote per share, (ii) is issued in connection with any shareholder rights plan, "poison pill" or other anti-takeover measure, or (iii) is issued for less than fair consideration, as determined in good faith by the Board of Directors.